February 7, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-Q for the Quarterly Period ended June 30, 2010
Filed August 5, 2010
File No. 001-13103

Dear Mr. Krikorian:

We would like to thank the Commission for the telephone conversation on February 2, 2011.  In response to the Staff’s comments, we would like to provide the following additional clarifications to our prior response dated January 21, 2011.

1.               We confirm that the supplemental weighted average cost of capital computations provided to you in our response dated January 21, 2011 were prepared utilizing inputs and assumptions that were appropriate as of our June 30, 2010 valuation date.  We also confirm that using these supplemental WACC computations, inputs and assumptions would not cause any additional reporting unit(s) to fail step one of the impairment test nor would there be any incremental impairment for our Custom and Federal units which had failed the step one impairment test prepared by our valuation specialist and provided with our November 12, 2010 response. We will utilize a methodology consistent with the supplemental weighted average cost of capital computation submitted in our response dated January 21, 2011 in our future impairment evaluations, including the utilization of a small-stock premium.

2.               We confirm that the supplemental weighted average cost of capital computation has been incorporated into our internal documentation supporting our June 30, 2010 goodwill impairment evaluation.

3.               We acknowledge that when there are material differences between the valuation results of different methodologies, such as the discounted cash flow and comparable public company methodologies, we will reevaluate, and adjust, if necessary, the significant inputs and assumptions into each of the methodologies and we will understand and document the reasoning for any such differences. We also acknowledge the Staff’s position that the weighting of materially different valuation results may not be an adequate approach to resolve the effects of different valuation methodologies.

We acknowledge that:

•                  CIBER is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  CIBER may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

Peter H. Cheesbrough

Executive Vice President and Chief Financial Officer